QUEST CAPITAL CORP.
(the “Company”)

Report of Voting Results pursuant to Section 11.3
of National Instrument 51-102 for the Annual and Special Meeting of
the Company held on April 30, 2007

Matter Voted Upon	Outcome	Ballot Results, If Any
To determine the number of directors at nine	Resolution Passed	N/A
To elect Robert G. Atkinson as a director	Resolution Passed	N/A
To elect Brian E. Bayley as a director	Resolution Passed	N/A
To elect W. David Black as a director	Resolution Passed	N/A
To elect Robert (Bob) Buchan as a director	Resolution Passed	N/A
To elect Daniel Goodman as a director	Resolution Passed	N/A
To elect Michael Hannesson as a director	Resolution Passed	N/A
To elect A. Murray Sinclair as a director	Resolution Passed	N/A
To elect Walter M. Traub as a director	Resolution Passed	N/A
To elect Michael D. Winn as a director	Resolution Passed	N/A
To appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors to fix the remuneration to be paid to and terms of engagement of the auditor;	Resolution Passed	N/A
To continue the Company out of British Columbia and into federal jurisdiction under the Canada Business Corporations Act	Resolution Passed	N/A
To amend the Company’s Amended and Restated Share Option Plan with respect to blackout period option expiry dates	Resolution Passed	N/A
To approve By-Law No. 1 as the By-Laws for the Company as a Canada Business Corporations Act corporation upon completion of the continuance	Resolution Passed	N/A
To amend the Company’s Stock Option Plan	Resolution Passed	N/A

Dated at Vancouver, BC, this 9th day of May, 2007.

QUEST CAPICAL CORP.

“Sandra Lee”
Sandra Lee Secretary